Exhibit 99.2

Galapagos NV

Half-year Report 2015

Galapagos NV Half-year Report 2015

OTHER INFORMATION

Contents

1	The Galapagos Group
4	Report of the Auditor

Letter from the management. 4

At a glance . 7

Risk factors . 9

Related party transactions . 9

Statement by the Board of Directors . 10

The Galapagos share. 10

Disclaimer and other information . 11

Report of the Auditor . 30

5	Other information

Glossary of terms . 31

Financial calendar . 34

Colophon . 35

Contact. 35

2	Financial statements

Consolidated statements of income and comprehensive income . 14

Consolidated statements of financial position . 16

Consolidated cash flow statements. 18

Consolidated statements of changes in equity . 20

3	Notes

Basis of preparation . 22

Significant accounting policies . 22

Details of the unaudited half-year 2015 results 22

Contingencies and commitments. 27

Events after the end of the reporting period . 28

Approval of interim financial statements . 29

2

Galapagos NV Half-year Report 2015

The

Galapagos Group

An overview of Galapagos and our performance in H1 2015

THE GALAPAGOS GROUP

Letter from the management

—

Dear Shareholder,

Our aim is to become a leading global biotechnology company focused on the development and commercialization of medicines for diseases with a high unmet medical need. Our strategy is to leverage our unique and proprietary target discovery platform, which facilitates discovery and development of therapies with novel modes of action. In the first half of 2015, the Galapagos team executed very well and made substantial progress toward achievement of our goals.

Galapagos reported encouraging Phase 2B results with selective JAK1 inhibitor filgotinib in rheumatoid arthritis (RA) in April and July this year, forming a strong basis for Phase

3 trials and creating a new opportunity for safe oral therapy for patients. Furthermore, Galapagos and our partner AbbVie showed promising pre-clinical data on compounds for its potential triple combination therapy for cystic fibrosis, the last ingredient of which should be selected as a candidate later this quarter. On the back of these successes and the promise of our target and drug discovery approach, in May

2015 Galapagos listed on the NASDAQ and attracted

€279 million gross proceeds in new capital. As a result, we completed the first half of 2015 with a very strong balance sheet to progress our pipeline of programs in inflammation, CF, and fibrosis therapies. Operationally in the second half of 2015, we look forward to completing the data package for AbbVie’s licensing decision on filgotinib, and seeing the 10 week primary endpoint results with filgotinib in Crohn’s before year end. We remain on track in our development of a triple combination therapy to Class II patients in cystic fibrosis. We anticipate starting our first patient study in CF in the Class III mutation with GLPG1837 later this year. In Q1

2016 we expect to report Phase 2 Proof-of-Concept results with GPR84 inhibitor GLPG1205 in ulcerative colitis patients and initiate an exploratory Phase 2 study with autotaxin inhibitor GLPG1690 in idiopathic pulmonary fibrosis.

Overview of progress in our pipeline in H1

2015

? Rheumatoid arthritis

? Galapagos reported promising efficacy, a rapid onset of action, and a potentially differentiated safety profile in its topline week 12 results for DARWIN 1 (594 rheumatoid arthritis patients, methotrexate add-on) and DARWIN 2 (283 RA patients, monotherapy) with filgotinib in April 2015

? In July 2015, Galapagos announced that at week 24, patients treated with the selective JAK1 inhibitor filgotinib showed further improvement in signs and symptoms of rheumatoid arthritis activity, as demonstrated by improved ACR responses, DAS28(CRP), and other scores, compared to week 12 in the DARWIN 1 Phase 2B methotrexate add-on study.

? Topline 24 week data for DARWIN 2 are expected

later this month, with a licensing decision by AbbVie expected following this

? Inflammatory bowel disease

? We expect to report 10 week topline primary endpoint results before end 2015 from the FITZROY Phase 2 study with filgotinib: a 20 week, 175 patient study in Crohn’s disease

? Galapagos completed recruitment for ORIGIN, a Phase 2 Proof-of-Concept study with GLPG1205, a selective inhibitor of GPR84, in 60 ulcerative colitis patients. We expect to announce topline results from ORIGIN in Q1 2016

? Cystic fibrosis

? AbbVie presented novel assays used by Galapagos and AbbVie to screen for novel corrector-potentiator combinations at ECFS 2015

? Nomination of a second corrector as a pre-clinical candidate is expected later this quarter, thereby completing the discovery phase of our potential triple combination therapy for Class II patients in cystic fibrosis

? Topline safety and tolerability results of the Phase 1 with potentiator GLPG1837 are expected in Q4

? Initiation of Phase 2 with GLPG1837 in Class III patients and of Phase 1 with corrector GLPG2222 are expected before end 2015

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Galapagos NV Half-year Report 2015

THE GALAPAGOS GROUP

? IPF

? Galapagos reported promising safety and tolerability, and favourable drug-like properties from a Phase 1

First-In-Human study with GLPG1690, a selective autotaxin inhibitor fully owned by Galapagos. Filing of an exploratory Phase 2 study protocol for evaluation in patients with idiopathic pulmonary fibrosis (IPF) expected before year end

? Other

? We announced two grant awards from Flemish IWT:

€2.5 million for antibiotic research and €1.6 million for hepatitis B research

? JnJ terminated the inflammation alliance with Galapagos and returned GLPG1205 and GLPG1690 to us. Both assets are in Phase 2 clinical development and are now fully proprietary to Galapagos

Corporate developments

? Raised €261 million net proceeds from a global offering and concurrent listing on NASDAQ, included participation by AbbVie ($30 million) and JNJ

($25 million)

? Commemorated 10 years as a publicly listed company on

Euronext Amsterdam and Brussels

? Fidelity, Federated, and BNP Paribas notified of new major shareholdings

? Raised €10.2 million cash through warrant exercises

Interim financial result

Revenues

Group revenues and other income for the first half of 2015

amounted to €36.9 million compared to €45.1 million in the same period of 2014. Revenues (€26.7 million vs €35.5 million last year) were lower due to reduced milestone payments, reflecting the increasing proprietary nature of our pipeline programs. Other income (€10.3 million vs €9.6 million last year) increased in H1 ’15, driven mainly by R&D incentives in Belgium and France.

Results

The Group realized a net loss for the first half of 2015 of

€34.2 million, compared to a net loss of €14.6 million in the first six months of 2014 for continuing operations.

Following the sale of the service division, the Group reported a net profit from discontinued operations of €70.5 million in the first half of 2014. Galapagos recorded a result on divestment of €67.5 million.

R&D expenses for the Group in the first half of 2015 were

€63.3 million compared to €52.8 million in 2014. This planned increase is mainly due to increased efforts on the filgotinib and cystic fibrosis programs.

G&A and S&M expenses of the Group were €9.2 million in the first half of 2015, compared to €7.4 million in the first half of 2014. This increase is primarily due to a higher provision for short term and long term management bonus, amongst other as a result of the recent evolution of Galapagos share price change relative to the Next Biotech Index.

Finally, for one subsidiary, a deferred tax asset was set up for an amount of €1.8 million on 30 June 2015, of which

€1.5 million was additionally recognized in the first six months of 2015.

Liquid assets position

Cash, cash equivalents and restricted cash totalled

€404.6 million on 30 June 2015, which is the highest cash balance the Company has ever reported.

A net increase of €209.8 million in cash and cash equivalents was recorded during the first half of 2015, compared to an increase of €82.6 million during the same period last year. Net cash flows from financing activities generated €261.0 million through a recent global offering and concurrent listing on NASDAQ, as well as €10.2 million from warrant exercises. Furthermore, the Company continued to intensify its R&D investments, with a net cash outflow of €62.2 million from operating activities in the first six months of 2015.

Restricted cash amounted to €10.7 million at the end of December 2014, and decreased to €7.2 million for the half year ended 30 June 2015. This decrease is related to (i) the release of the €3 million bank guarantee issued in 2013 for the rental of the new premises in France which expired on 30 June 2015 following the move to the new offices, and (ii) the payment of a claim to Charles River by decrease of the escrow account. Restricted cash on 30 June 2015 is related to €0.3 million bank guarantee on real estate lease obligations in Belgium, and to

€6.9 million escrow account containing part of the proceeds from the sale of the service division in 2014 for which the release will be possible after final agreement between the parties on the exposure regarding one outstanding claim. An

5

Galapagos NV Half-year Report 2015

THE GALAPAGOS GROUP

amount of €0.3 million has been accrued in March 2015 based on a preliminary estimate of the exposure.

Furthermore, Galapagos’ balance sheet holds an unconditional and unrestricted receivable from the French government (Crédit d’Impôt Recherche) [1] now amounting to

€35.6 million, payable in 4.5 yearly tranches. Galapagos’

balance sheet also holds a receivable from the Belgian

Government for R&D incentives now amounting to

€22.4 million, payable as from 2016 in 5.5 yearly tranches.

Outlook 2015

The DARWIN 2 week 24 topline results with filgotinib are

expected to be disclosed later this month. AbbVie is expected to make a licensing decision following delivery of the DARWIN 2 final week 24 data. We expect to nominate a second corrector candidate in CF later this quarter and report topline Phase 1 results with GLPG1837 in Q4. We plan to report

10 week results with filgotinib in Crohn’s disease, initiation of Phase 2 with potentiator GLPG1837 in Class III CF patients, and initiation of Phase 1 with corrector GLPG2222 before end

2015. Galapagos expects to make significant progress in earlier stage R&D programs. With a solid cash balance in excess of €400 million, we remain well positioned to support this pipeline development.

Based on the forecast for the remainder of the year, management retains 2015 guidance for operational cash burn:

€110—€130 million, excluding alliance milestones or income from filgotinib.

We thank you, our shareholders, for your support. Galapagos has delivered a phenomenal first half year 2015, with more results to come in the next months. Thank you for staying with us through the years and giving us the opportunity to deliver on our strategic plan.

Onno van de Stolpe

CEO

Raj Parekh

Chairman of the Board of

Directors

[1] Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government

6

Galapagos NV Half-year Report 2015

THE GALAPAGOS GROUP

At a glance

—

Key figures (IFRS) Galapagos Group

(thousands of €, if not stated otherwise) 06/30/2015 06/30/2014

Results1

Revenues and other income 36,921 45,053

R&D expenditure (63,283) (52,804)

S, G&A expenses (9,221) (7,397)

Restructuring and integration costs (594)

Personnel expenses (including share-based compensation) (22,048) (19,158)

Capital expenditure 2,464 1,157

Depreciation and amortization of (in)tangible assets 1,804 1,918

EBIT (35,583) (15,742)

EBITDA (37,387) (17,660)

Net loss from continuing operations (34,183) (14,621)

Net income from discontinued operations 70,487

Net income / loss (–) (34,183) 55,866

Galapagos share

Number of shares issued on 30 June 38,894,582 30,098,837

Basic and diluted loss per share from continuing operations (in €) (1.06) (0.49)

Dividend (in €)

Share price on 30 June (in €) 45.80 14.18

Personnel data

Total Group employees on 30 June (Number) 410 424

1 Service activities (sold to Charles River on 1 April 2014) for the six months ended 30 June 2014 are shown on the line item “Net income from discontinued operations”. All other line items consist of amounts from continuing operations, except for line item “Net income / loss (–)”, which includes both continuing and discontinued operations.

Balance sheet

(thousands of €, if not stated otherwise) 06/30/2015 12/31/2014

Total assets 488,263 270,467

Cash, cash equivalents and restricted cash 404,638 198,440

Total liabilities 44,808 64,332

Stockholders’ equity 443,455 206,135

Equity ratio (in %) 91% 76%

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Galapagos NV Half-year Report 2015

THE GALAPAGOS GROUP

Employees per site as of 30 june 2015

139 staff

zagreb (HR)

8

Galapagos NV Half-year Report 2015

THE GALAPAGOS GROUP

Risk factors

—

Galapagos’ actual results and timing of certain events may differ materially from the results discussed, projected, anticipated, or indicated in any forward-looking statements included herein. Galapagos cautions you that forward-looking statements are not guarantees of future performance and that its actual results of operations, financial condition and liquidity, and the development of the industry in which it operates may differ materially from any such forward- looking statements. In addition, even if its results of operations, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.

Management refers to its description of risk factors in the

2014 Annual Report, pp. 26-32, as updated and supplemented by its description of risk factors in the prospectus filed with the U.S. Securities and Exchange Commission on 14 May 2015 (and included in the listing prospectus approved by the FSMA on 18 May 2015), pp. 11-51. In summary, the principal risks and uncertainties faced by the Group relate to: Galapagos’ financial position and need for additional capital; product development, regulatory approval and commercialization; Galapagos’ reliance on third parties; Galapagos’ competitive position; Galapagos’ intellectual property; Galapagos’ organization, structure and operation (including but not limited to certain risks related to its status as a U.S. publicly listed company following the public offering of its shares (in the form of ADSs) and listing on NASDAQ in May 2015) and market risks relating to the Galapagos shares and ADSs.

Management also refers to the description of the Group’s financial risk management given in the 2014 Annual Report, pp. 108-110, which remains valid.

Because Galapagos’ reporting currency is the euro, the operations and financial position of entities operating in other currencies needs to be translated into euros in the consolidation process. As there is an ongoing fluctuation between these foreign currencies and the euro, a negative impact might occur on the consolidated financial results.

Galapagos cautions readers not to place undue reliance on any forward-looking statements made by it, which speak only as of the date they are made. Galapagos disclaims any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Related party transactions

—

In the first six months of 2015, no transactions with related parties which have a material impact on Galapagos’ financial position and results took place. There were also no changes to related party transactions disclosed in the 2014 Annual Report or the prospectus filed with the U.S. Securities and Exchange Commission on 14 May 2015 (and included in the listing prospectus approved by the FSMA on 18 May 2015) that potentially had a material impact on the financials of the first six months of 2015.

Galapagos NV Half-year Report 2015

THE GALAPAGOS GROUP

Statement by the Board of Directors

—

The Board of Directors of Galapagos NV declares that, as far as it is aware, the financial statements in this Half-year

The Board of Directors of Galapagos NV further declares that this Half-year Report gives a true and fair view on the important developments and significant transactions with related parties in the period under review and their impact on the interim financial statements, as well as on the most important risks and uncertainties pertaining to the remainder of the current financial year.

On behalf of the Board of Directors

Report, are prepared according to the applicable standards for financial statements, and give a true and fair view of the equity, financial position and the results of Galapagos NV and its consolidated companies.

Onno van de Stolpe

CEO

Raj Parekh

Chairman of the Board of

Directors

The Galapagos share

—

Performance of the Galapagos share on Euronext

The Galapagos share increased in value in the first half of 2015, largely due to appreciation for the DARWIN 1 & 2 results at 12 weeks and the successful NASDAQ transaction.

Galapagos NV Half-year Report 2015

THE GALAPAGOS GROUP

Disclaimer and other information

—

Financial calendar 2015

Third quarter results 2015

Full year results 2015

Annual shareholders meeting

13 November 2015

4	March 2016

26 April 2016

Galapagos NV is a limited liability company organized under the laws of Belgium and has its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers solely to the non- consolidated Belgian company and references to “the Group” or “Galapagos” include Galapagos NV together with its subsidiaries.

According to Belgian law, Galapagos must publish its Half- year Report in Dutch. Galapagos also provides an English translation. In case of differences in interpretation, the Dutch version will take precedence. Galapagos is responsible for the translation and conformity between the Dutch and English versions.

This document is available to the public free of charge and upon request:

Galapagos NV Investor Relations

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

Tel: +32 15 34 29 00

Email: ir@glpg.com

An electronic version of the Half-year Report 2015 is available on the website of Galapagos, www.glpg.com.

Galapagos will use reasonable efforts to ensure the accuracy of the electronic version, but does not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, Galapagos considers only the printed version of the Half- year Report 2015 to be legally valid. Other information on the website of Galapagos or on other websites does not form a part of this Half-year Report.

Listings

Euronext Amsterdam and Brussels: GLPG NASDAQ: GLPG

Financial year

The financial year starts on 1 January and ends on

31 December.

Auditor

Deloitte Bedrijfsrevisoren B.V. o.v.v.e. CVBA, represented by

Gert Vanhees

Berkenlaan 8b

1931 Diegem, Belgium

Forward-looking statements

This Half-year Report 2015 contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, the first two paragraphs of the Letter from Management, the information provided in the section captioned “Outlook 2015”, statements regarding the development of a triple combination therapy for Class II cystic fibrosis patients, and statements regarding the expected timing, design and readouts of ongoing and planned clinical trials (i) with filgotinib in rheumatoid arthritis and Crohn’s disease (Phase 2), (ii) with GLPG2222 in cystic fibrosis (Phase 1), (iii) with GLPG1837 in Class III cystic fibrosis patients (Phase 2), (iv) with GLPG1205 in ulcerative colitis (Phase 2) and (v) with GLPG1690 in IPF (Phase 2). Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or the development of the industry in which it

Galapagos NV Half-year Report 2015

THE GALAPAGOS GROUP

operates, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results of operations, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2015 revenues and financial results and its 2015 operating expenses may be incorrect (including because one or more of its assumptions underlying its revenue or expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements including that data from the company’s development programs may not support registration or further development of its compounds due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties (including its collaboration partner for filgotinib and cystic fibrosis, AbbVie, who may not in-license filgotinib or, if it does, may not devote sufficient resources to the development and commercialization of filgotinib), and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission filing and reports, including in the prospectus filed with the SEC on May 14, 2015 and future filings and reports by Galapagos. Galapagos also refers to the “Risk Factors” section of this report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward- looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Galapagos NV Half-year Report 2015

Financial statements

Consolidated interim financial statements for the first half of 2015

FINANCIAL STATEMENTS

Consolidated statements of income and comprehensive income

—

(unaudited)

Consolidated income statement

(thousands of €, except share and per share data)

Six months ended 30 June,

2015 2014

Revenues 26,666 35,457

Other income 10,255 9,596

Total revenues and other income 36,921 45,053

Research and development expenditure (63,283) (52,804)

General and administrative expenses (8,693) (6,716)

Sales and marketing expenses (528) (682)

Restructuring and integration costs (594)

Total operating costs (72,504) (60,795)

Operating loss (35,583) (15,742)

Finance income 1,241 1,636

Finance expense (1,310) (515)

Loss before tax (35,651) (14,621)

Income taxes 1,468

Net loss from continuing operations (34,183) (14,621)

Net income from discontinued operations 70,487

Net income / loss (–) (34,183) 55,866

Net income / loss (–) attributable to:

Owners of the parent (34,183) 55,866

Basic and diluted income / loss (–) per share (in €) (1.06) 1.87

Basic and diluted loss per share from continuing operations (in €) (1.06) (0.49)

Weighted average number of shares (in thousands of shares) 32,380 29,930

Galapagos NV Half-year Report 2015

FINANCIAL STATEMENTS

Consolidated statement of comprehensive income

(thousands of €)

Six months ended 30 June,

2015 2014

Net income / loss (–) (34,183) 55,866

Items that may be reclassified subsequently to profit or loss:

Translation differences, arisen from translating foreign activities 961 (153)

Translation differences, arisen from the sale of service division (1,787)

Other comprehensive income, net of income tax 961 (1,940)

Total comprehensive income attributable to:

Owners of the parent (33,222) 53,926

Galapagos NV Half-year Report 2015

FINANCIAL STATEMENTS

Consolidated statements of financial position

—

(unaudited)

(thousands of €) As at

30 June 2015 As at

31 December 2014

Assets

Intangible assets 1,575 2,015

Property, plant and equipment 11,178 10,091

Deferred tax assets 1,761 293

Non-current R&D incentives receivables 50,639 43,944

Non-current restricted cash 306 306

Other non-current assets 559 215

Non-currents assets 66,018 56,864

Inventories 361 281

Trade and other receivables 4,461 3,211

Current R&D incentives receivables 7,340 7,351

Cash and cash equivalents 397,477 187,712

Current restricted cash 6,855 10,422

Other current assets 5,751 4,625

Current assets 422,245 213,603

Total assets 488,263 270,467

Galapagos NV Half-year Report 2015

FINANCIAL STATEMENTS

(thousands of €) As at

30 June 2015 As at

31 December 2014

Equity and liabilities

Share capital 184,416 157,274

Share premium account 356,597 114,182

Other reserves (220) (220)

Translation differences (196) (1,157)

Accumulated losses (97,142) (63,944)

Total equity 443,455 206,135

Pension liabilities 3,011 2,865

Provisions 66 72

Finance lease liabilities 89 115

Other non-current liabilities 1,343 923

Non-current liabilities 4,509 3,976

Provisions 36 105

Finance lease liabilities 51 52

Trade and other payables 32,823 30,007

Current tax payable 2,584 2,582

Accrued charges 634 585

Deferred income 4,170 27,026

Current liabilities 40,299 60,356

Total liabilities 44,808 64,332

Total equity and liabilities 488,263 270,467

Galapagos NV Half-year Report 2015

FINANCIAL STATEMENTS

Consolidated cash flow statements

—

(unaudited)

(thousands of €)

Six months ended 30 June,

2015 2014

Cash and cash equivalents at beginning of period 187,712 138,175

Net income / loss (–) (34,183) 55,866

Adjustments for:

Tax income (–) / expenses (1,468) 233

Financial income (–) / expenses 68 (1,538)

Depreciation of property, plant and equipment 1,165 2,151

Amortization and impairment of intangible fixed assets 638 647

Net realized gain / loss (–) on foreign exchange transactions (309) 148

Share based compensation 985 1,540

Decrease in provisions (80) (52)

Increase in pension liabilities 146

Gain on sale of service division (67,480)

Operating cash flows before movements in working capital (33,038) (8,485)

Increase in inventories (80) (48)

Increase in receivables (7,847) (12,375)

Decrease in payables (21,681) (21,389)

Cash used in operations (62,647) (42,297)

Interest paid (23) (70)

Interest received 463 571

Net cash flows used in operating activities (62,207) (41,796)

Purchase of property, plant and equipment (2,264) (1,233)

Purchase of and expenditure in intangible fixed assets (200) (150)

Proceeds from disposal of property, plant and equipment 49 9

Disposals of subsidiaries, net of cash disposed 130,845

Increase (–) / decrease in restricted cash 3,000 (7,421)

Net cash flows generated in investing activities 585 122,050

Galapagos NV Half-year Report 2015

FINANCIAL STATEMENTS

(thousands of €)

Six months ended 30 June,

2015 2014

Repayment of obligations under finance leases and other debts (20) (139)

Proceeds from Capital and Share premium increases 288,917 2,382

Issue costs of capital increase paid (17,654)

Net cash flows generated in financing activities 271,243 2,243

Effect of exchange rate differences on cash and cash equivalents 144 133

Increase in cash and cash equivalents 209,765 82,630

Cash and cash equivalents at end of period 397,477 220,805

Galapagos NV Half-year Report 2015

FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On 1 January 2014	**154,542**	**112,484**	**170**	**47**	**(100,107)**	**167,137**
Net income					55,866	55,866
Other comprehensive income			(1,940)			(1,940)
Total comprehensive income			**(1,940)**		**55,866**	**53,926**
Share-based compensation					1,540	1,540
Exercise of warrants	1,649	733				2,382
Other					3	3
On 30 June 2014	**156,191**	**113,217**	**(1,770)**	**47**	**(42,697)**	**224,988**
On 1 January 2015	**157,274**	**114,182**	**(1,157)**	**(220)**	**(63,944)**	**206,135**
Net loss					(34,183)	(34,183)
Other comprehensive income			961			961
Total comprehensive income			**961**		**(34,183)**	**(33,222)**
Share-based compensation					985	985
Issue of new shares	40,751	237,952				278,703
Share issue costs	(19,360)					(19,360)
Exercise of warrants	5,751	4,464				10,214
On 30 June 2015	**184,416**	**356,597**	**(196)**	**(220)**	**(97,142)**	**443,455**

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Galapagos NV Half-year Report 2015

Notes

Notes to the unaudited consolidated interim financial statements

NOTES

Basis of preparation

—

The condensed financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU. The condensed financial statements don’t contain all information required for an annual report and should therefore be read in conjunction with the Company’s Annual Financial Report of 2014.

The condensed financial statements were subject to a limited review by the statutory auditor, but have not been audited.

Significant accounting policies

—

There were no significant changes in accounting policies applied by the Group in these condensed consolidated interim financial statements compared to those used in the most recent annual financial statements of 2014, except for the adoption of new standards and interpretations described below.

New standards

Standards and interpretations applicable for the annual period beginning on 1 January 2015

? Improvements to IFRS (2011-2013) (applicable for annual periods beginning on or after 1 January 2015)

? IFRIC 21 Levies (applicable for annual periods beginning on or after 17 June 2014)

The nature and the effect of these changes were taken into consideration, but the above amendments did not affect the interim condensed consolidated financial statements. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Seasonality

The impact of seasonality or cyclicality on the Galapagos’ operations is not regarded as applicable to the unaudited interim condensed consolidated financial statements.

Details of the unaudited half-year 2015 results

—

General information

Galapagos sold its service division to Charles River Laboratories International, Inc. on 1 April 2014. As a result of this sale the service division is reported as discontinued operations. Group results of 2014 include both continuing and discontinued operations. The components of the operating result of 2014 discussed below are for the continuing operations only, as per IFRS

5 presentation. Following the sale of the service division on 1 April 2014, the continuing operations relate primarily to R&D activities. Consequently there is one reportable segment.

Galapagos NV Half-year Report 2015

NOTES

Revenues

Group revenues and other income for the first half of 2015 amounted to €36.9 million compared to €45.1 million in the same period of 2014.

Revenues

The following table summarizes our revenues for the six months ended 30 June 2015 and 2014.

(thousands of €)

Six months Ended 30 June,

2015 2014

Milestone payments 1,408 10,335

Recognition of non-refundable upfront payments 22,665 23,403

Other revenues 2,593 1,718

Total revenues 26,666 35,457

Revenues (€26.7 million vs €35.5 million last year) were lower due to reduced milestone payments, reflecting the increasing proprietary nature of our pipeline programs. Revenue recognized from upfront non-refundable payments related to the CF collaboration agreement with AbbVie signed in September 2013 and to the contract signed with AbbVie in February 2012 for the filgotinib program.

Other income

The following table summarizes our other income for the six months ended 30 June 2015 and 2014.

(thousands of €)

Six months Ended 30 June,

2015 2014

Grant income 1,853 2,600

Other income 8,402 6,996

Total other income 10,255 9,596

Other income (€10.3 million vs €9.6 million last year) increased in H1 ’15, driven mainly by R&D incentives in Belgium and

France.

Results

The Group realized a net loss for the first half of 2015 of €34.2 million, compared to a net loss of €14.6 million in the first six months of 2014 for continuing operations.

Following the sale of the service division, the Group reported a net profit from discontinued operations of €70.5 million in the first half of 2014. Galapagos recorded a result on divestment of €67.5 million.

R&D expenses for the Group in the first half of 2015 were €63.3 million compared to €52.8 million in 2014. This planned increase is mainly due to increased efforts on the filgotinib and cystic fibrosis programs.

G&A and S&M expenses of the Group were €9.2 million in the first half of 2015, compared to €7.4 million in the first half of

2014. This increase is primarily due to a higher provision for short term and long term management bonus, amongst other as a result of the recent evolution of Galapagos share price change relative to the Next Biotech Index.

Finally, for one subsidiary, a deferred tax asset was set up for an amount of €1.8 million on 30 June 2015, of which €1.5 million was additionally recognized in the first six months of 2015.

Galapagos NV Half-year Report 2015

NOTES

Liquid assets position

Cash, cash equivalents and restricted cash totalled €404.6 million on 30 June 2015, which is the highest cash balance the

Company has ever reported.

A net increase of €209.8 million in cash and cash equivalents was recorded during the first half of 2015, compared to an increase of €82.6 million during the same period last year. Net cash flows from financing activities generated €261.0 million through a recent global offering and concurrent listing on NASDAQ, as well as €10.2 million from warrant exercises. Furthermore, the Company continued to intensify its R&D investments, with a net cash outflow from operating activities of €62.2 million in the first six months of 2015.

Restricted cash amounted to €10.7 million at the end of December 2014, and decreased to €7.2 million for the half year ended

30 June 2015. This decrease is related to (i) the release of the €3 million bank guarantee issued in 2013 for the rental of the new premises in France which expired on 30 June 2015 following the move to the new offices, and (ii) the payment of a claim to Charles River by decrease of the escrow account. Restricted cash on 30 June 2015 is related to €0.3 million bank guarantee on real estate lease obligations in Belgium, and to €6.9 million escrow account containing part of the proceeds from the sale of the service division in 2014 for which the release will be possible after final agreement between the parties on the exposure regarding one outstanding claim. An amount of €0.3 million has been accrued in March 2015 based on a preliminary estimate of the exposure.

Furthermore, Galapagos’ balance sheet holds an unconditional and unrestricted receivable from the French government

(Crédit d’Impôt Recherche) [1] now amounting to €35.6 million, payable in 4.5 yearly tranches. Galapagos’ balance sheet also holds a receivable from the Belgian Government for R&D incentives now amounting to €22.4 million, payable as from 2016 in 5.5 yearly tranches.

Capital increase

On 26 March 2015, warrants were exercised at various exercise prices with an average exercise price of €10.18 per warrant resulting in a share capital increase of €3,092 thousand (plus €2,727 thousand in issuance premium) and the issuance of 571,548 new ordinary shares.

On 19 May 2015, Galapagos successfully completed a global offering of 7,532,499 ordinary shares, a concurrent public offering in the US and private placement in Europe. The Company offered 5,746,000 ordinary shares through a public offering in the US in the form of American Depositary Shares, or ADSs, at a price of $42.05 per ADS, before underwriting discounts. The ADSs were evidenced by American Depositary Receipts, or ADRs, and each ADS represents the right to receive one ordinary share. The ADSs are listed on the NASDAQ Global Select Market under the symbol “GLPG.” Galapagos offered 1,786,499 ordinary shares through a European private placement at price of €37.00 per share, before underwriting discounts.

Galapagos received €278.7 million of gross proceeds from the global offering, decreased by €19.4 million of underwriter discounts and commission, and offering expenses, of which €17.7 million has been paid at 30 June 2015 and €1.7 million remains to be settled in cash. Total net cash proceeds from the global offering after remaining settlements will amount to €259.3 million.

On 19 June 2015, following warrant exercises at an average exercise price of €8.94 per warrant, Galapagos issued 491,406 new ordinary shares for a total capital increase (including issuance premium) of €4,395 thousand. CEO Onno van de Stolpe exercised

108,126 warrants, half of which he retained as shares. These exercised warrants were due to expire on 27 June 2015. Onno van de Stolpe has consequently increased his holding to a total of 518,289 shares, representing 1.3% of the outstanding Galapagos shares.

[1] Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government

Galapagos NV Half-year Report 2015

NOTES

Issued capital:

(thousands of €, except share data)	Number of Shares	Share Capital	Share Premium	Share Capital and Share Premium
On 1 January 2015	30,299,129	157,274	114,182	271,456
26 March 2015: Exercise of Warrants	571,548	3,092	2,727	5,819
19 May 2015: Global Offering				
Ordinary shares (fully paid)	1,786,499	9,665	56,436	66,100
ADSs (fully paid)	5,746,000	31,086	181,516	212,602
Underwriter discounts and offering expenses (fully paid)		(17,654)		(17,654)
Offering expenses not yet settled in cash at 30 June 2015		(1,706)		(1,706)
Total Global Offering	7,532,499	21,391	237,952	259,343
19 June 2015: Exercise of Warrants	491,406	2,659	1,737	4,395
On 30 June 2015	38,894,582	184,416	356,597	541,013

Discontinued operations

The following disclosure illustrates the results from our discontinued operations reported in the 30 June 2014 interim financial statements. In the first half of 2015, Galapagos does not hold discontinued operations to be disclosed in its financial statements.

On 1 April 2014, the Group sold its service division - comprising all service operations of BioFocus and Argenta in the UK and The Netherlands - to Charles River Laboratories International, Inc. In particular, the Group disposed of following companies which were previously fully consolidated: BioFocus DPI (Holdings) Ltd. and BioFocus DPI Ltd. (Saffron Walden, UK), Argenta Discovery 2009 Ltd. (Harlow, UK) and its subsidiary Cangenix Ltd. (Canterbury, UK). In addition, also certain assets from the Galapagos BV (Leiden, The Netherlands) have been acquired by Charles River Laboratories International, Inc.

Consideration received

(thousands of €)	1 April, 2014
Consideration received in cash and cash equivalents	137,760
Total consideration	137,760

Analysis of assets and liabilities over which control was lost

(thousands of €)	1 April, 2014
Cash	6,115
Trade and other receivables	18,165
Current assets	24,280

25

Galapagos NV Half-year Report 2015

NOTES

(thousands of €)

1	April,

2014

Goodwill 39,246

Fixed assets 13,397

Deferred tax assets 4,588

Non-current assets 57,231

Trade payables (2,569)

Other payables (4,527)

Current liabilities (7,096)

Provisions (604)

Deferred tax liabilities (1,996)

Other non-current liabilities (549)

Non-current liabilities (3,149)

Net assets disposed of 71,267

Gain on disposal of subsidiaries

(thousands of €)

1	April,

2014

Total consideration 137,760

Net assets disposed of (71,267)

Effect from Cumulative Translation Adjustments reclassified from equity 1,787

Costs associated to sale (800)

Gain on disposal 67,480

The gain on disposal is included in the profit from discontinued operations for the six months ended 30 June 2014.

Net cash inflow on disposal of subsidiaries

(thousands of €)

1	April,

2014

Consideration received in cash and cash equivalents 137,760

Less: cash and cash equivalent balances disposed (6,115)

Total consideration received 131,645

Costs associated to sale (800)

Cash in from disposal of subsidiaries, net of cash disposed 130,845

Result from discontinued operations for six months ended 30 June

(thousands of €, except share and per share data)

Six months ended 30 June,

2014

Service revenues 17,502

Other income 669

Total revenues and other income 18,171

Services cost of sales (11,288)

General and administrative expenses (3,768)

Galapagos NV Half-year Report 2015

NOTES

(thousands of €, except share and per share data)

Six months ended 30 June,

2014

Sales and marketing expenses (255)

Restructuring and integration costs (38)

Gain on sale of service division 67,480

Operating income 70,303

Finance income 417

Income before tax 70,720

Income taxes (233)

Net income from discontinued operations 70,487

Basic and diluted income per share from discontinued operations (in €) 2.36

Weighted average number of shares (in thousands of shares) 29,930

Cash flows from discontinued operations for six months ended 30 June

(thousands of €)

Six months ended 30 June,

2014

Net cash flows used in operating activities (2,162)

Net cash flows generated in investing activities 122,647

Net cash flows generated in financing activities

Net cash generated 120,486

Contingencies and commitments

—

Contractual obligations and commitments

The Group entered into lease agreements for office and laboratories which qualify as operating leases. The Group also has certain purchase commitments with CRO subcontractors principally. On 30 June 2015, the Group had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

Payments due by period

(thousands of €)

Total Less than More than

1	year 1–3 years 3–5 years 5 years

Operating lease obligations 34,079 3,799 8,379 5,553 16,348

Purchase commitments 27,307 23,241 4,066

Total contractual obligations & commitments 61,386 27,040 12,445 5,553 16,348

The purchase commitments payable within one year are mainly comprised of engagements related to clinical studies for

€11.8 million (or 51% of our total purchase commitments in less than one year). Other purchase commitments relate to contracts with CROs and academics for R&D activities such as chemistry work, biology work and batch production.

Galapagos NV Half-year Report 2015

NOTES

Contingent liabilities and assets

The French entity has signed a lease agreement in October 2013 for new office premises in the “Parc Biocitech” in Romainville, France (with effect from 1 February 2015) to replace the current premises in Romainville. The agreement is entered into for a

12-year period. The net rent amounts to €1.4 million on an annual basis. Galapagos NV, as the parent company, has issued a guarantee on first demand for €2 million to lessor of the building. Additionally a bank guarantee, amounting to €3 million, was issued for the rental of the new premises. These guarantees have been released on June 30, 2015 after the move into the new facilities.

On 13 March 2014, the Group announced the signing of a definitive agreement to sell the service division operations to Charles River Laboratories International, Inc. (the “Buyer”) for a total consideration of up to €134 million. Charles River agreed to pay Galapagos an immediate cash consideration of €129 million. The potential earn out of €5 million due upon achievement of a target 12 months after transaction closing has not been achieved.

Approximately 5% of the total price consideration, including price adjustments, is being held on an escrow account which would have been released on 30 June 2015 if no claim had been introduced by the Buyer. To date, four claims have been introduced by the Buyer, of which three claims have been settled for a total amount of €1.0 million. One claim, which has been introduced by the Buyer in March 2015, is still being investigated. An amount of €0.3 million has been accrued in March

2015 based on a preliminary estimate of the exposure. The release of the escrow account will be possible after final agreement between the parties on the amounts at stake.

Following the divestment, we remain a guarantor for a limited transitional period in respect of the lease obligations for certain U.K. premises amounting to £40 million future rent payments. The Buyer will fully indemnify Galapagos NV against all liabilities arising in connection with the lease obligation. We evaluated the risk to be remote.

Finally, following common practice, Galapagos NV has given customary representations and warranties which are capped and limited in time.

In the course of 2008, a former director of one of our subsidiaries sued for wrongful termination and seeks damages of

€1.1 million. The Company believes that the amount of damages claimed is unrealistically high. In 2014, the Court requested an external advisor to evaluate the exact amount of damages. This analysis is still ongoing. Considering the defence elements provided in favor of Galapagos and also the latest evolution in the Court, the Board and management evaluated the risk to be remote to possible, but not likely. Accordingly, it was decided not to record any provision as the exposure is considered to be limited.

Events after the end of the reporting period

—

Material events subsequent to the end of the interim reporting period that have not been reflected in the financial statements for the interim period:

In July 2015, Galapagos announced that at week 24, patients treated with the selective JAK1 inhibitor filgotinib showed further improvement in signs and symptoms of rheumatoid arthritis activity, as demonstrated by improved ACR responses, DAS28(CRP), and other scores, compared to week 12 in the DARWIN 1 Phase 2B methotrexate add-on study.

By notary deed of 14 July 2015, it was established that a total number of 532,053 warrants were accepted and issued under Warrant Plan 2015, with an exercise price of EUR 28.75 per warrant. The Board of Directors of Galapagos approved the “Warrant Plan 2015” within the framework of the authorized capital on 30 April 2015. The warrants were offered mainly to employees of

Galapagos NV Half-year Report 2015

NOTES

Galapagos and its subsidiaries and in secondary order to its directors and an independent consultant. The offer of warrants to directors has been pre-approved by the Annual Shareholders’ Meeting held on 28 April 2015.

Approval of interim financial statements

—

The interim financial statements were approved by the Board of Directors on 4 August 2015.

Galapagos NV Half-year Report 2015

REPORT OF THE AUDITOR

Report on review of the consolidated interim financial information for the six-month period ended 30 June 2015

—

To the board of directors

In the context of our appointment as the company’s statutory auditor, we report to you on the consolidated interim financial information. This consolidated interim financial information comprises the consolidated statement of financial position as at 30 June 2015, the consolidated statement of income and comprehensive income, the consolidated cash flow statement and the consolidated statement of changes in equity for the period of six months then ended, as well as selective notes.

Report on the consolidated interim financial information

We have reviewed the consolidated interim financial information of Galapagos NV (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standard IAS 34 – Interim Financial Reporting as adopted by the European Union.

The consolidated condensed statement of financial position shows total assets of 488.263 (000) EUR and the consolidated condensed income statement shows a consolidated loss for the period then ended of 34.183 (000) EUR.

The board of directors of the company is responsible for the preparation and fair presentation of the consolidated interim financial information in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review of the consolidated interim

financial information in accordance with International Standard on Review Engagements (ISRE) 2410 – Review of interim financial information performed by the independent auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with the International Standards on Auditing (ISA) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated interim financial information.

Conclusion

Based on our review, nothing has come to our attention that

causes us to believe that the consolidated interim financial information of Galapagos NV has not been prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting as adopted by the European Union.

Diegem, 4 August 2015

The statutory auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL Represented by Gert Vanhees

Galapagos NV Half-year Report 2015

OTHER INFORMATION

Glossary of terms

—

ACR

American College of Rheumatology

ACR50

American College of Rheumatology 50% response rate signifies a 50% or greater improvement in the number of swollen and tender joints as well as a 50% or greater improvement in three out of five other disease-activity measures

ACR70

American College of Rheumatology 70% response rate signifies a 70% or greater improvement in the number of swollen and tender joints as well as a 70% or greater improvement in three out of five other disease-activity measures

ADR

American Depositary Receipt; Certificate representing an

American Depositary Share.

ADS

American Depositary Share; One Galapagos ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share in Galapagos NV on deposit with depositary Citibank, N.A.; Galapagos’ ADSs are listed on NASDAQ under the symbol “GLPG”

Bioavailability

Assessment of the amount of (candidate) drug that reaches a body’s systemic circulation after administration

Candidate drug

Substance that has satisfied the requirements of pre-clinical testing and has been selected for clinical testing for the treatment of a certain disorder in humans

CIR

Credit Impot Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Clinical Proof of Concept (PoC)

Point in the drug development process where the candidate drug shows efficacy in a therapeutic setting

Colitis ulcerosa/ulcerative colitis (UC)

see IBD

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization

Organization which provides drug discovery and development services

Corrector drug

Drug that restores the protein forming the ion channel opening in cystic fibrosis patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the genetic defect causing CF

Crohn’s (CD)

see IBD

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cystic fibrosis (CF)

A life-threatening genetic disease that affects approximately

80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of frequent lung infections

DAS28

DAS28 is an RA Disease Activity Score based on C-reactive protein, tender and swollen joint counts of 28 defined joints and physician’s global health assessment

Development

Process of bringing a new drug to the market. At Galapagos, this is the department which performs pre-clinical and clinical development research, clinical batch scale-up, and regulatory filings of Galapagos’ drug candidates

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of pre-clinical candidates

Galapagos NV Half-year Report 2015

OTHER INFORMATION

Drug development

Process of bringing a new drug to the market; includes both pre-clinical development and human clinical trials

Drug discovery

Process by which a (potential) therapeutic is either discovered or designed

Efficacy

Effectiveness for intended use

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

FIH

First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and bioavailability of the candidate drug filgotinib

Also known as GLPG0634. Small molecule selective JAK1 inhibitor which showed excellent efficacy and safety in rheumatoid arthritis patients in Phase 2 trials in November

2011 and November 2012, partnered with AbbVie in 2012. Currently in a Phase 2b study in rheumatoid arthritis and Phase 2 study in Crohn’s disease

FSMA

The Belgian market authority: Financial Services and Markets

Authority, or Autoriteit voor Financiële Diensten en Markten

GLPG0634

Also known as filgotinib. Small molecule selective JAK1 inhibitor which showed excellent efficacy and safety in rheumatoid arthritis patients in Phase 2 trials in November

2011 and November 2012, partnered with AbbVie in 2012. Currently in a Phase 2b study in rheumatoid arthritis and Phase 2 study in Crohn’s disease

GLPG1205

Novel mode of action medicine in inflammatory bowel disease, fully owned by Galapagos, currently in a Phase 2

Proof-of-Concept study in ulcerative colitis

GLPG1690

A novel drug targeting autotaxin, with potential applications in idiopathic pulmonary fibrosis. Fully proprietary to Galapagos. Currently in preparations for the start of a Phase

2	Proof of concept study in IPF

GLPG1837

A potentiator drug which entered Phase 1 in December 2014. Galapagos and AbbVie are planning to combine GLPG1837 with GLPG2222 and another corrector drug to treat the largest mutation of CF

GLPG2222

A corrector drug currently in pre-clinical candidate stage, which is expected to enter Phase 1 before end 2015. Galapagos and AbbVie are planning to combine GLPG1837 with GLPG2222 and another corrector drug to treat the largest mutation of CF

IBD

Inflammatory Bowel Disease. This is a general term for autoimmune disease affecting the bowel, including Crohn’s disease and ulcerative colitis. Crohn’s disease affects the small intestine primarily, while ulcerative colitis affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately in some cases removal of bowel tissue

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown.

Inflammatory diseases

A large, unrelated group of disorders associated with abnormalities in inflammation

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

Intellectual property

Creations of the mind that have commercial value and are protected by patents, trademarks or copyrights

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in rheumatoid arthritis

Galapagos NV Half-year Report 2015

OTHER INFORMATION

Milestone

Major achievement in a project or program; in Galapagos’

alliances, this is usually associated with a payment

MTX

Methotrexate

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body

Phase 1

First stage of clinical testing of a potential new treatment designed to assess the safety and tolerability of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in 20-300 patients, in order to determine efficacy, tolerability and the most effective dose to use

Phase 3

Large clinical trials, usually conducted in 300-3000 patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment by comparing it to the “gold standard” treatment; serves as the principal basis for regulatory approval

Potentiator drug

Drug that restores the ion channel opening in cystic fibrosis patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the genetic defect causing CF

Pre-clinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmaco-kinetics, toxicology, and chemical upscaling

Pre-clinical candidate (PCC)

A potential drug that meets chemical and biological criteria to begin the development process

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

R&D operations

Research and development operations; unit responsible for discovery and developing new candidate drugs for internal pipeline or as part of risk/reward sharing alliances with partners

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

Service operations

Business unit primarily focused on delivering products and conducting fee-for-service work for clients. Galapagos’ service operations included the BioFocus and Argenta business units, which were both sold in April 2014 to Charles River Laboratories

Target

Protein that has been shown to be involved in a disease process and forms the basis of therapeutic intervention or drug discovery

Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

Galapagos NV Half-year Report 2015

OTHER INFORMATION

Financial calendar

—

13 November 2015

Third quarter results 2015

4	March 2016

Full year results 2015

26 April 2016

Annual shareholders meeting

Financial year

The financial year starts on 1 January and ends on

31 December.

Galapagos NV Half-year Report 2015

OTHER INFORMATION

Colophon

—

Concept, design, and online programming

nexxar GmbH, Vienna—Online annual reports and online sustainabilty reports

www.nexxar.com

Photography

Frank van Delft

Copy deadline 5 August 2015

This Half-year Report 2015 is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com

Contact

—

Elizabeth Goodwin

Head of Corporate Communications & Investor Relations

Galapagos NV

Generaal De Wittelaan L11 A3

B-2800 Mechelen, Belgium

Tel. +32 15 34 29 00

Mob. +31 6 2291 6240

Email: ir@glpg.com

Galapagos NV Half-year Report 2015